The Philosophers Stoneground, Inc.
FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2021 and 2020
(Unaudited)

Philosopher Foods
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Total Bank Accounts	**$**	**21,047.75**
Total Accounts Receivable	**$**	**17,553.22**
Other Current Assets		
CoinBase Investments		1,500.00
Total Inventory Asset	**$**	**143,007.07**
Undeposited Funds		37,047.97
Total Other Current Assets	**$**	**181,555.04**
Total Current Assets	**$**	**220,156.01**
Fixed Assets		
Machinery & Equipment		58,221.76
Accumulated Depreciation		-64,702.00
Total Machinery & Equipment	**-$**	**6,480.24**
Vehicles - Van		15,000.00
Total Fixed Assets	**$**	**8,519.76**
Total Other Assets	**$**	**160.00**
TOTAL ASSETS	**$**	**228,835.77**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	**$**	**54,578.64**
Total Credit Cards	**$**	**22,143.64**
Total Other Current Liabilities	**$**	**5,500.00**
Total Current Liabilities	**$**	**82,222.28**
Long-Term Liabilities		
EIDL		111,800.00
Loan - Kiva		15,000.00
Loan from Herb		-132.13
PPP Loan #1		15,008.00
Total Long-Term Liabilities	**$**	**141,675.87**
Total Liabilities	**$**	**223,898.15**
Equity		
Total Equity	**$**	**4,937.62**
TOTAL LIABILITIES AND EQUITY	**$**	**228,835.77**

Tuesday, Dec 14, 2021 03:03:41 PM GMT-8 - Accrual Basis

Philosopher Foods
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	61,774.09
Total Accounts Receivable	$	161,358.12
Other Current Assets		
Total Inventory Asset	$	95,349.06
Prepaid Insurance		4,667.60
Undeposited Funds		0.00
Total Other Current Assets	$	100,016.66
Total Current Assets	$	323,148.87
Fixed Assets		
Machinery & Equipment, net		110,338.35
Total Fixed Assets, net	$	110,338.35
Total Other Assets	$	20,363.18
TOTAL ASSETS	$	453,850.40
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	$	93,174.55
Total Credit Cards	$	23,735.14
Total Other Current Liabilities	$	0.00
Total Current Liabilities	$	116,909.69
Long-Term Liabilities		
Total Due to Shareholders	$	124,050.64
Convertible Notes	$	55,210.34
EIDL		111,800.00
Loan - Bank of America (Mercedes)		29,848.96
Loan - Kiva		12,083.31
Pacific Community Ventures		150,000.00
PPP Loan #1		0.00
PPP Loan #2		26,140.00
Total Long-Term Liabilities	$	509,133.25
Total Liabilities	$	626,042.94
Equity		
Total Equity	-$	172,192.54
TOTAL LIABILITIES AND EQUITY	$	453,850.40

Philosopher Foods
Profit and Loss
January - December 2020

		Total
Income		
Total Income	**$**	**572,281.13**
Total Cost of Goods Sold	**$**	**167,370.63**
Gross Profit	**$**	**404,910.50**
Expenses		
4001 Auto Mileage Expenses		7,495.45
4005 Parking & Tolls		37.60
4018 State and Local Taxes		3,326.26
4021 Meals		1,272.25
4027 Supplies		1,703.84
6000 Logistics & Fulfillment		30,546.54
6500 Selling Expenses		2,346.75
7000 Advertising & Marketing		5,686.97
8000 General Administrative		243,219.53
8500 Research & Development		5,072.00
Sales Expenses		19,779.54
Total Expenses	**$**	**320,486.73**
Net Operating Income	**$**	**84,423.77**
Other Income		
9000 Other Income		2,156.71
Total Other Income	**$**	**2,156.71**
Other Expenses		
9500 Other Expenses		39,388.38
Total Other Expenses	**$**	**39,388.38**
Net Other Income	**-$**	**37,231.67**
Net Income	**$**	**47,192.10**

Tuesday, Dec 14, 2021 03:03:41 PM GMT-8 - Accrual Basis

Philosopher Foods
Profit and Loss
January - December 2021

		Total
Income		
4000 Sales		831,044.21
4500 Deductions to Income		-33,700.51
Total Income	$	**797,343.70**
Cost of Goods Sold		
5000 Cost of Goods Sold		406,326.50
Total Cost of Goods Sold	$	**406,326.50**
Gross Profit	$	**391,017.20**
Expenses		
6000 Logistics & Fulfillment		151,663.73
6500 Selling Expenses		87,847.03
7000 Advertising & Marketing		67,313.96
8000 General Administrative		359,356.14
8500 Research & Development		5,221.66
Total Expenses	$	**671,402.52**
Net Operating Income	-$	**280,385.32**
Other Income		
9000 Other Income		137,822.02
Gain on Sale of Vehicle		12,500.00
Other Income - Stimulus		2,000.00
Total Other Income	$	**152,322.02**
Other Expenses		
9500 Other Expenses		57,336.82
Total Other Expenses	$	**57,336.82**
Net Other Income	$	**94,985.20**
Net Income	-$	**185,400.12**

Thursday, Mar 24, 2022 08:32:08 AM GMT-7 - Accrual Basis

The Philosophers Stoneground, Inc.

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit) Total
BEGINNING BALANCE, JANUARY, 1, 2020 (INCEPTION)						
Contributions	50	-	-	-	-	-
Other comprehensive gain/(loss)			-	-	-	-
Net income			-	-	-	-
ENDING BALANCE, DECEMBER 31, 2021	50	-	-	-	-	-

Philosopher Foods
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		47,192.10
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		9,471.90
Inventory Asset		-119,864.69
Machinery & Equipment:Accumulated Depreciation		37,282.00
Accounts Payable		12,235.64
Chase Card x1764		-2,501.20
SkyPoint (was MCEFCU) x7858		-674.45
270 Kiva User Funds Loan 2		-891.23
Roth Contribution Liability		5,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**59,442.03**
Net cash provided by operating activities	**-$**	**12,249.93**
INVESTING ACTIVITIES		
Machinery & Equipment		-31,601.76
Net cash provided by investing activities	**-$**	**31,601.76**
FINANCING ACTIVITIES		
EIDL		111,800.00
Loan - Kiva		15,000.00
PPP Loan #1		15,008.00
Opening Balance Equity		0.00
Owner Contributions		4,426.73
Owner Distributions		-97,898.13
Retained Earnings		-6,061.72
Net cash provided by financing activities	**$**	**42,274.88**
Net cash increase for period	**-$**	**1,576.81**
Cash at beginning of period		59,672.53
Cash at end of period	**$**	**58,095.72**

Tuesday, Dec 14, 2021 03:06:14 PM GMT-8

Philosopher Foods
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-185,400.12
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-143,804.90
Inventory Asset		47,658.01
Prepaid Insurance		-4,667.60
Machinery & Equipment:Accumulated Depreciation		-15,000.00
Accounts Payable		38,595.91
Chase Card x1764		1,591.50
Roth Contribution Liability		-5,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	81,127.08
Net cash provided by operating activities	-$	266,527.20
INVESTING ACTIVITIES		
CoinBase Investments		1,500.00
Machinery & Equipment		-40,800.09
Vehicle-Mercedes Van		-61,018.50
Vehicles - Van		15,000.00
Security Deposit		-9,504.00
Website Domain		-10,699.18
Net cash provided by investing activities	-$	105,521.77
FINANCING ACTIVITIES		
Convertible Notes		55,210.34
Due to Shareholders		124,050.64
Loan - Bank of America (Mercedes)		29,848.96
Loan - Kiva		-2,916.69
Loan from Herb		132.13
Pacific Community Ventures		150,000.00
PPP Loan #1		-15,008.00
PPP Loan #2		26,140.00
Owner Contributions		-122,724.63
Owner Distributions		216,437.50
Retained Earnings		-85,442.91
Net cash provided by financing activities	$	375,727.34
Net cash increase for period	$	3,678.37
Cash at beginning of period		58,095.72
Cash at end of period	$	61,774.09

The Philosophers Stoneground, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

The Philosophers Stoneground, Inc. (the "Company"), is a corporation organized under the laws of the State of California. The Company operates a regenerative consumer packaged goods company and derives revenue from selling food products and manufacturing services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.